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Exhibit 11.4

Investor Contacts:	Tom Tomlinson / Tony Ishaug Telephone: (952) 944-5600

DEPARTMENT 56 REINSTATES SHARE REPURCHASE PROGRAM
Authorization Extended to 2001

    August 1, 2000—Eden Prairie, MN.—Department 56 (NYSE: DFS) announced today the Board of Directors has approved resumption of the Company's share repurchase program and has extended the expiration of the repurchase authorization to December 31, 2001. The $75 million authorization was originally announced in December 1999, and the company currently has $72.3 million remaining.

    Department 56, Inc. is a leading collectibles and giftware company known for its lighted Villages, SnowbabiesTM figurines and extensive lines of holiday and home decorative products. Its products are sold primarily through gift, specialty and department store retailers in the United States, Canada and Europe.

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  Exhibit 11.4